UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2013.

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

The press release issued by GasLog Ltd. on May 15, 2013 relating to its results for the first quarter of 2013 and the related financial report are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 15, 2013

99.2	Financial Report for the Three Months Ended March 31, 2013

Managements’ Discussion and Analysis of Financial Condition and Results of Operation

Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 15, 2013

GASLOG LTD.,

	by	/s/ Paul Wogan
		Name:	Paul Wogan
		Title:	Chief Executive Officer